Exhibit 99.1

MEDIA RELEASE

March 25, 2024

Algoma Steel Provides Fiscal Fourth Quarter 2024

Guidance

SAULT STE. MARIE, Ontario, March 25, 2024 - Algoma Steel Group Inc. (NASDAQ: ASTL; TSX: ASTL) (“Algoma” or “the Company”), a leading Canadian producer of hot and cold rolled steel sheet and plate products, today provided guidance for its fiscal fourth quarter ending March 31, 2024. Unless otherwise specified, all amounts are in Canadian dollars.

Fiscal 2024 fourth quarter total steel shipments are expected to be in the range of 445,000 to 460,000 tons and Adjusted EBITDA is expected to be in the range of $30 million to $40 million. As previously announced, during the quarter Algoma experienced an unplanned outage at its blast furnace in connection with a utility corridor collapse at its coke-making facility. It is expected that the resultant outage reduced production by 120,000 to 150,000 net tons, significantly impacting Adjusted EBITDA performance in the quarter.

Michael Garcia, Algoma’s Chief Executive Officer commented, “We expect to close out our fiscal year on a high note, with steel production back to normal levels and our end markets looking strong. This is thanks to the efforts of our entire team, who quickly recovered our blast furnace facilities from the January 20th incident at our coke-making utility corridor, allowing us to capture attractive pricing in our order book that partially offset the effect of impacted shipments in the fiscal fourth quarter.”

“Demand for our products remains strong, and market prices for Hot Rolled Coil have been on the rise. With a return to full production, we expect an improvement in our fiscal first-quarter results. Importantly, our Electric Arc Furnace (“EAF”) project remains on schedule and within budget, with commissioning activities expected to start by the end of 2024. We have continued to secure contracts to advance the EAF project, which now totals approximately $788 million, most of which are on fixed-price terms, reducing budget risks. While we are happy with the progress made so far and the project being on time and on budget, the management team remains laser-focused on de-risking project execution and beginning to realize the significant benefits of this transformative project, marking the start of a new era of steelmaking at Algoma,” Garcia concluded.

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

About Algoma Steel Inc.

Based in Sault Ste. Marie, Ontario, Canada, Algoma is a fully integrated producer of hot and cold rolled steel products including sheet and plate. Driven by a purpose to build better lives and a greener future, Algoma is positioned to deliver responsive, customer-driven product solutions to applications in the automotive, construction, energy, defense, and manufacturing sectors. Algoma is a key supplier of steel products to customers in North America and is the only producer of discrete plate products in Canada. Its state-of-the-art Direct Strip Production Complex (“DSPC”) is one of the lowest-cost producers of hot rolled sheet steel (HRC) in North America.

Algoma is on a transformation journey, modernizing its plate mill and adopting electric arc technology that builds on the strong principles of recycling and environmental stewardship to significantly lower carbon emissions. Today Algoma is investing in its people and processes, working safely, as a team to become one of North America’s leading producers of green steel.

As a founding industry in their community, Algoma is drawing on the best of its rich steelmaking tradition to deliver greater value, offering North America the comfort of a secure steel supply and a sustainable future as your partner in steel.

Cautionary Statement Regarding Forward-Looking Statements

This news release contains “forward-looking information” under applicable Canadian securities legislation and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”), including statements regarding Algoma’s steel shipments and Adjusted EBITDA for the quarter ended March 31, 2024, improvement in Algoma’s performance in the quarter ended June 30, 2024, market prices for our products, Algoma’s transition to EAF steelmaking, including the progress, costs and timing of completion of the Company’s EAF project, Algoma’s future as a leading producer of green steel, Algoma’s modernization of its plate mill facilities, transformation journey, ability to deliver greater and long-term value, ability to offer North America a secure steel supply and a sustainable future, and investment in its people, and processes, plans or future financial or operating performance. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “design,” “pipeline,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions. Many factors could cause actual future events to differ materially from the forward-looking statements in this document. Readers should also consider the other risks and uncertainties

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Information” in Algoma’s Annual Information Form, filed by Algoma with applicable Canadian securities regulatory authorities (available under the company’s SEDAR+ profile at www.sedarplus.ca) and with the SEC, as part of Algoma’s Annual Report on Form 40-F (available at www.sec.gov), as well as in Algoma’s current reports with the Canadian securities regulatory authorities and SEC. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Algoma assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

Non-IFRS Financial Measures

To supplement our financial statements, which are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), we use certain non-IFRS measures to evaluate the performance of Algoma. These terms do not have any standardized meaning prescribed within IFRS and, therefore, may not be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing a further understanding of our financial performance from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS.

Adjusted EBITDA, as we define it, refers to net (loss) income before amortization of property, plant, equipment and amortization of intangible assets, finance costs, interest on pension and other post-employment benefit obligations, income taxes, restructuring costs, impairment reserve, foreign exchange gain, finance income, inventory write-downs, carbon tax, changes in fair value of warrant, earnout and share-based compensation liabilities, transaction costs, share-based compensation, and past service costs related to pension benefits and post-employment benefits. Adjusted EBITDA is not intended to represent cash flow from operations, as defined by IFRS, and should not be considered in isolation from, or as an alternative to, net earnings, cash flow from operations, or any other measure of performance prescribed by IFRS. Adjusted EBITDA, as we define and use it, may not be comparable to Adjusted EBITDA as defined and used by other companies. We consider Adjusted EBITDA to be a meaningful measure to assess our operating performance in addition to IFRS measures. It is included because we believe it can be useful in measuring our operating performance and our ability to expand our business and provide management and investors with additional information for comparison of our operating results across different time periods and to the operating results of other companies. Adjusted EBITDA is also used by analysts and our lenders as a measure of our financial performance. Because of these limitations, such measure should not be considered as a measure of discretionary cash available to invest in business growth or to reduce indebtedness. We compensate for these limitations by relying primarily on our IFRS results using such measure only as a supplement to such results.

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

For more information, please contact:

Michael Moraca

Treasurer & Investor Relations Officer

Algoma Steel Group Inc.

Phone: 705.945.3300

E-mail: IR@algoma.com

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901